

February 2, 2022

Ken Ho
Chairman
Primech Holdings Pte. Ltd.
23 Ubi Crescent
Singapore 408579

>   **Re: Primech Holdings Pte. Ltd.**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted January 18, 2022**
>   **CIK No. 0001891944**

Dear Mr. Ho:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted January 18, 2022

Use of Proceeds, page 40

1. To the extent the proceeds listed in this section are not sufficient to fund all of the proposed purposes, please indicate the order of priority of such purposes, as well as the amount and sources for the other funds needed. Please also indicate the status of your planned investments in companies in the EV charging business, including whether you have identified such companies and whether you intend act as a minority investor or your intent is to acquire and operate these companies. See Item 3.C. of Form 20-F.

2. You note that you will use proceeds to establish a team to build your own "internet of things system, software, and robots." However, we do not see discussion of these plans elsewhere in the prospectus, particularly with respect to the internet of things. Please

expand upon your plans to build such items, the use of such items, and the current status of development.

Our Contracts and Portfolio, page 71

3. You note that revenue from Changi Airport was approximately $5.2 million in FY 2020, but under your current contract you expect to generate US$2.0 million "on a yearly basis." Please indicate whether the US$2.0 million is the amount you expect to generate in FY 2021. Please also explain the decrease from FY 2020 to FY 2021 given that COVID-19 was prevalent in both 2020 and 2021. Please indicate whether you have any indication as to the renewal of your contract with the Changi Airport, as we note that the contracts currently extend only through October 31, 2022 and February 28, 2023. To the extent that renewal is uncertain, please revise here and elsewhere as appropriate to explain the impact on your financial condition if the contract is not renewed.

Financial Statements, page F-1

4. Please update your financial statements in accordance with Item 8.A.5 of Form 20-F.

Combined Statements of Changes in Shareholders' Equity, page F-5

5. We have reviewed your response to comment 4 noting the dividends declared to the parent company were primarily to offset amounts due to the parent from the respective subsidiaries. Please tell us how the amount of the dividends was determined and whether you were obligated to pay these dividends pursuant to agreement with the subsidiaries. In addition, please tell us how you considered the guidance in SAB Topic 1:B.3.

General

6. Please revise throughout your prospectus to clarify your current involvement in, and plans for entering, the EV charging business. For example, where you discuss your participation in a consortium that was awarded a pilot tender to develop and operate EV charging infrastructure in 150 car parks, please explain how this relates to your current services business, if at all. In particular, please explain what it means that you are providing input on "areas that our current projects are located," as it is unclear what current projects you are referring to. Please also explain your reference to your EV fleet, as it is unclear if this relates to vehicles or instead to the ride-on machines and autonomous cleaning machines referenced on page 63. To the extent it does not relate to vehicles, please explain how you plan to integrate your EV fleet into this EV charging infrastructure. Please also disclose the timeline for this project, the expected benefits or obligations, and any amount that you have to pay to the government or other parties in relation to this project. Please also file any agreements with the members of the consortium as exhibits to the registration statement, or otherwise tell us why you are not required to do so.

You may contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-6001 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Venick